Filed pursuant to Rule 424(b)(5)

Registration No. 333-283028

Prospectus Supplement

(to Prospectus Supplements dated May 20, 2025 and April 7, 2025, to Prospectus dated November 22, 2024)

Up to $50,000,000

Shares of Common Stock

This prospectus supplement (this “Prospectus Supplement”) amends and supplements the information in the prospectus, dated November 22, 2024 (the “Prospectus”), filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-283284) (the “Registration Statement”), as previously supplemented by our Prospectus Supplements, dated April 7, 2025 and May 20, 2025 (such Prospectus Supplements together with the Prospectus, the “Prior Prospectuses”), relating to the offer and sale of shares of our common stock pursuant to the terms of that certain Sales Agreement, dated April 7, 2025, between the Company and A.G.P./Alliance Global Partners (“A.G.P.”) (the “Sales Agreement”). This Prospectus Supplement should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses and any future amendments or supplements thereto.

We are filing this Prospectus Supplement to reflect the amendment and restatement on May 27, 2025, of the Sales Agreement to add Curvature Securities LLC (“Curvature”) as an additional sales agent. Accordingly, each reference to the terms “Sales Agent” and “A.G.P.” in the Prospectus Supplement are hereby amended to refer to “Sales Agents” and include Curvature and each reference to the term “Sales Agreement” in the Prospectus Supplement is hereby amended to refer to the amended and restated sales agreement effective as of the date of this Prospectus Supplement.

We are also filing this Prospectus Supplement to amend the Prior Prospectuses to update the amount of shares we are eligible to sell pursuant to such Prospectus. We are increasing the amount of shares of Common Stock we may offer and sell under the Sales Agreement by an aggregate offering price of up to $50,000,000 from time to time through the Sales Agents, which is in addition to the shares of Common Stock having an aggregate gross sales price of approximately $19,260,925 that were sold pursuant to the Prior Prospectuses to date.

As of May 27, 2025, the aggregate market value of our outstanding Common Stock held by non-affiliates (the “public float”) calculated for purposes of General Instruction I.B.6 of Form S-3, was approximately $75.4 million based on 93,695,370 shares of outstanding Common Stock as of May 27, 2025, of which 3,824,545 shares were held by affiliates, and a price of $0.8391 per share, which was the price at which our Common Stock was last sold on the Nasdaq Capital Market (“Nasdaq”) on April 8, 2025.

As a result, our public float has increased above $75.0 million and we are no longer subject to the limitations contained in General Instruction I.B.6. of Form S-3 as of the date of this Prospectus Supplement. If we become subject to the offering limits in General Instruction I.B.6 of Form S-3 in the future, we will file another Prospectus Supplement.

Our common stock is listed on Nasdaq under the symbol “IXHL”. The last sales price of our common stock, as reported on Nasdaq on May 23, 2025, was $0.2177 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-6 of the Prospectus Supplement dated April 7, 2025 and the risk factors incorporated by reference into this Prospectus Supplement and the Prior Prospectuses, as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

A.G.P.

Curvature

The date of this Prospectus Supplement is May 28, 2025